LALITA



La · Li · Ta: Hindu Goddess of Bliss
"She who plays"

Inspired by the beauty and simplicity found in a vintage garter clip—an ordinary object connecting garments beneath our everyday uniform. Even something so seemingly insignificant could become bold by a revealing gust of wind or the shifting of a stance.

The transformation from the mundane into something alluring is done by bringing forth the subtle seductive energy through our attention to detail, quality, and sensation.

The spirit of Lalita is in the personal experience and journey of each wearer. Just as the garter joins and secures two separate items of clothing into one, each Lalita piece is imbued with the intention to inspire the wearer to connect to the beauty of their own inner truth—
whatever it may be.

Some Recent Global Press

WWD

VOGUE BRASIL

PAPER®

55PAGES

The New York Times

The Telegraph

Daily Mail

Gala

MAXIM

ELEGANT

DAILY Mirror

CALIFORNIA STYLE

BASIC MAGAZINE



Luxury Accessories with a Seductive Twist

We create hand-crafted accessories and jewelry, offering bold, seductive and elegant collections for women.

Made with curated fabrics which evoke delectable sensations on the skin, from supple Italian leather and sterling silver tassels to eco-friendly bamboo fabric, *Lalita will ignite your senses.*



The Opportunity

We recognized a void in the market between the mundane and overtly sexual with no known brands that could walk the line of *elegance, seduction and wearability* across product categories.

Our Solution

We put seduction at the forefront to create *luxurious and sensual* products that evoke an emotional response in the wearer at a price point that, while aspirational, is not unattainable.

The Experience

For many women, the experience of wearing Lalita has been unapologetically tapping into their own **confidence, sensuality and inner beauty** while wearing a piece that can go from the boardroom to the bedroom.

Lalita women cross lines of age, race, orientation and social strata. They appreciate craftsmanship and want to be recognized as sensual and sexual beings worthy of adoration in a youth & size obsessed culture.

Lalita market includes all of the people around the world who have looked at Sharon Stone wearing our Lalita Bra and admired her confidence in demanding to be a sex symbol, no matter her age –

they do not need anyone's permission to express themselves.

Our Traction

New York Times Style section with Sharon Stone + global reach from it

C Magazine Editorial, March 2018

GQ Photoshoot (UK)

Tank Top Reorder from Sanahunt

Jewelry Line Featured in Pulchra, Maison de Luxe

Lane Crawford Creative Callout (semi-finalist)

Dakota Fanning Editorial Shoot

Upcoming Sharon Stone Editorial (France)

PAST MILESTONES

Design Patent on Packaging with garter clip

28k in 28 days raised on Kickstarter with 167 backers

Accessorized Runway looks NYFW '17

Invited & Participated London FW Press Day '17

Rena was one of 200 designers accepted worldwide in the Mastered: Accessories program
based in London and featured as successful case study

Feature in Arsenic Magazine using over 20 Lalita products.

Personally selected by stylist B. Akerlund to join her prestigious PR showroom after receiving samples in mail

Celebrity support from women such as Felicity Huffman andJennifer Grey

Worn by Kate Upton in her film debut "The Layover" directed by William H. Macy

Presence in top stores worldwide: The Regalo, Sanahunt

Winner of WeWork Mission Possible LA for Entrepreneurs

Over 6000 Social Media Followers



TYRA BANKS X PAPER MAGAZINE

Stitched Leather Cuffs



SHARON STONE X NEW YORK TIMES

Strappy Bamboo Bralette



ELEGANT X LALITA

Stitched Leather Collar
w/ Sterling Chain


50
Leggings- Kim West
Crop top- Dans La Vie
Jacket- Georgia May Jagger x Stone Row
Choker- Lalita
Buckle boots- ASH

55 PAGES (UK) X LALITA

Stitched Leather Collar



C MAGAZINE

March 2018

Stitched Leather Collar

Leather Corset Belt


LONGCHAMP jacket, $1,545, and skirt, $1,020. YVY bra, $586. LE SPECS sunglasses, $89. LALITA choker, price upon request. CHROME HEARTS necklace, $520, and tags, $330. DAVID YURMAN necklace, $925, and tag, $415. KENDALL CONRAD rings, $80-$145. CHRISTIAN LOUBOUTIN boots, $1,995. Opposite: MUGLER dress with belt, $1,730. JENNY BIRD bracelet, $95. GIUSEPPE ZANOTTI boots, $1,395. Goggles, stylist's own.

Current Stocklists


SANAHUNT
LUXURY DEPARTMENT STORE

Sanahunt, Kiev, Ukraine



Luxe Lingerie
Beverly Hills

ONLINE

The 5th House

Amazon

OuiHours (coming soon)



SLS Hotel
Beverly Hills

Use of Funds

We have already been embraced by the tastemakers of the fashion industry through stylists selections for superstars such as Beyonce, Lady Gaga, Rhianna, and more.

We experienced proof of concept through a Kickstarter and repeat sales to our 1st and 2nd degree connections as well as retail stocklists.

We have neither the manpower, nor inventory, nor capital to keep up with demand and opportunities that are being presented to us.

We need your help to capitalize on these opportunities to enter the market

We are seeking 100k for:

Inventory

Sales person

Marketing

SEO

Working Capitol

Business Model

We currently have a mix of both online sales and wholesale accounts.

DTC

SEO

Google AdWords

Retargeting

Building Social Media Following

Attend events to build brand awareness

Capitalization on press to validate brand

Pop-Up Stores/Events

Wholesale

Dedicated Sales Person (funding)

Identify Key Markets (NY, London, Miami)

Capitalization on press to validate brand

Online stores/sales channels

Brick & Mortar Stores

Some Competition

Our brand crosses different categories from lingerie to housewares which means we do not have a direct competitor but competition in each space. We felt lingerie lifestyle brands are most comparable because of the overall similarity and potential crossover.

	Mission Statement	Distribution	Following	Differenciation
Maison Close	"We created a brand that offers women high-end seductive apparel while remaining at a reasonable price." "Maison Close's customers are looking to find something unique, midway between lingerie and ready-to-wear, which has become somewhat of our specialty."	150 distributors 25 countries NYC B&M	56k IG Followers	Lower Price Point Inferior Materials / Quality Many one size fits all
Fraulien Kink	"Fräulein Kink is a luxury accessory brand specializing in high fashion lingerie accessories. Each item is handcrafted to order from an international team of artisans in our Berlin Atelier. Using only luxurious materials, we take pride in each and every piece created! These versatile fashion accessories were designed to be worn inside & out of the bedroom."	Over 150 stock lists around the world	~20k IG Followers	Overtly sexual/BDSM based products. Lesser quality Leather
Bordelle	"Bordelle is a niche and unique concept in womens' lingerie and bodywear that combines true craftsmanship with groundbreaking designs, toying with themes of seduction and domination."	20+ countries $ 3.5M Annual Revenue	164k Followers	Higher Price Point. Primarily Lingerie

TEAM



Rena Andrews, Creator, Founder

Brown Graduate and lifetime entrepreneur. Rena has spent her life teaching and inspiring young adults through her Boutique tutoring company, The Andrews Advantage. Lalita brings together all of her creative pursuits, from graphic design to photography, to fashion. She has extensively traveled and sees the global potential in building the brand.

Boro Vukadinovic, COO

Very excited that Boro will be on board bringing many years of garment industry experience to the team. *Former CEO / owner, Retrospettiva Inc.,* a producer of apparel with its own sewing plants in Macedonia (former Yugoslavia), employed 650 workers in its factories with annual turnaround of $ 45 million. Retrospettiva Inc. successfully completed initial public offering in 1997 and its stock was traded on NASDAQ exchange. In 2008 company was sold.

Lauren Manzano, VP Operations

UC Irvine graduate and no stranger to the creative world. Lauren brings passion and energy to Lalita with her background in writing and event planning. A fellow globe trotter and fashionista, Lauren and Rena speak the same Lalita language and work seamlessly in bouncing ideas off of each other and pushing each other's work to be better.



B. Åkerlund, Brand Ambassador

Since the 1990's, Akerlund has been responsible for some of the most iconic looks in music videos and on magazine covers. Lady Gaga's "Paparazzi," Britney Spears' "Work Bitch," and even Kid Rock's "Bawitdaba," were all made doubly interesting at Akerlund's bold hand. She's one of the top 10 stylists in the world and highly in demand.
She discovered Rena by a blind submission in the mail and they began working together through her showroom, The Residency.

Press Team

Felicities, UK

The Residency, LA

Key Financials

Pro Forma Profit and Loss															
	Jan	**Feb**	**Mar**	**Apr**	**May**	**Jun**	**Jul**	**Aug**	**Sep**	**Oct**	**Nov**	**Dec**	**2018**	**2019**	**2020**
Sales	$135	$2,024	$1,084	$9,970	$13,000	$15,020	$18,095	$20,745	$20,745	$23,820	$25,750	$26,650	$177,038	$795,755	$1,034,482
Cost of Goods Sold	$75	$784	$329	$3,030	$4,475	$4,820	$5,895	$6,695	$6,695	$7,770	$8,100	$8,600	$57,268	$307,773	$359,340
Gross Margin	$60	$1,240	$755	$6,940	$8,525	$10,200	$12,200	$14,050	$14,050	$16,050	$17,650	$18,050	$119,770	$487,982	$675,141
Operating Expenses															
Total Showroom Expenses	$2,850	$2,850	$2,850	$2,850	$2,850	$2,850	$2,850	$2,850	$3,800	$3,800	$3,800	$3,800	$38,000	$45,000	$75,000
Total General and Administrative Expenses	$495	$495	$495	$8,770	$7,970	$10,970	$10,395	$12,395	$16,695	$18,945	$14,445	$14,445	$115,165	$269,340	$414,370
Total Operating Expenses	$3,345	$3,345	$3,345	$11,620	$10,820	$13,820	$13,245	$15,245	$20,495	$22,745	$18,245	$18,245	$153,165	$314,340	$489,370
Profit Before Interest and Taxes	($3,285)	($2,105)	($2,590)	($4,680)	($2,295)	($3,620)	($1,045)	($1,195)	($6,445)	($6,695)	($595)	($195)	($33,395)	$173,042	$185,771
EBITDA	($3,265)	($2,085)	($2,570)	($4,660)	($2,275)	($3,600)	($1,025)	($1,175)	($6,425)	($6,675)	($575)	($175)	($33,155)	$173,282	$186,141
Interest Expense	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Taxes Incurred	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$51,913	$55,731
Other Expense															
Amortized Start-up Expenses	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$20,000	$20,000	$20,000
Net Profit	($3,285)	($2,105)	($2,590)	($4,680)	($2,295)	($3,620)	($1,045)	($1,195)	($6,445)	($6,695)	($595)	($195)	($34,745)	$121,129	$130,040
Net Profit/Sales	-2433.39%	-104.01%	-238.94%	-46.94%	-17.65%	-24.10%	-5.78%	-5.76%	-31.07%	-28.11%	-2.31%	-0.73%	-19.63%	15.22%	12.57%

Based on 100k investment used to generate sales both DTC and wholesale accounts



FOR MORE INFORMATION CONTACT

rena@lalita.com